EXHIBIT 99.3

UNDERWRITING AGREEMENT

October 13, 2011

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attention:    Mr. Ian E. Robertson, Chief Executive Officer

Dear Sirs and Mesdames:

Scotia Capital Inc. (“Scotia”), BMO Nesbitt Burns Inc. (“BMO”), CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Stifel Nicolaus Canada Inc., Mackie Research Capital Corporation and Cormark Securities Inc. (individually, an “Underwriter” and collectively, the “Underwriters”) understand that Algonquin Power & Utilities Corp. (the “Corporation”) proposes to issue and sell 15,100,000 common shares in the capital of the Corporation (the “Common Shares”) at a price of $5.65 per Common Share, payable at the Time of Closing (as hereinafter defined) for an aggregate purchase price of $85,315,000 (the “Purchase Price”). Pursuant to the terms of this letter, the Underwriters hereby severally, and not jointly or jointly and severally, offer to purchase from the Corporation, and by its acceptance of the offer made by this letter, the Corporation agrees to sell to the Underwriters, at the Closing (as hereinafter defined) 15,100,000 Common Shares for the Purchase Price (the “Offering”).

By acceptance of this agreement, the Corporation grants to the Underwriters an irrevocable option (the “Over-Allotment Option”) to purchase, at the Underwriters’ election, up to 2,265,000 additional Common Shares (the “Option Shares”) from the Corporation on the same basis (including as to price and the fee payable to the Underwriters per Common Share) as the purchase of the initial 15,100,000 Common Shares (the “Initial Common Shares” and, together with the Option Shares, the “Offered Securities”), for the purpose of covering over-allotments, if any, in connection with the Offering and for market stabilization purposes, from time to time, in whole or in part, for a period of 30 days from and including the Closing Date (as defined herein).

In the event and to the extent that Scotia, on behalf of the Underwriters, elects to exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly or jointly and severally, agree to purchase from the Corporation the same percentage of the total number of Option Shares (subject to such adjustments to eliminate fractional Option Shares as Scotia may determine) as is set out in paragraph 24 hereof opposite the name of such Underwriter in relation to the Initial Common Shares, and the Corporation hereby agrees to issue and sell such number of Option Shares to the Underwriters at the purchase price of $5.65 per Option Share. Option Shares may be purchased solely for the purposes of covering over-allotments made in connection with the Offering of the Initial Common Shares. References herein to the Offering shall include the offering for sale of the Option Shares, unless the context requires otherwise.

Terms and Conditions

1. The Offered Securities shall be duly and validly issued and, when issued, shall have attributes and characteristics which conform in all material respects to the attributes and characteristics contemplated by the Prospectus (as hereinafter defined) and any amendments thereto.

2. The Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and the Underwriters may determine, and shall be solely responsible for paying, the remuneration payable by the Underwriters to such other dealers appointed by them. No commission, consulting fee or other amount in consideration for the sale of the Offered Securities shall be paid to any person or company unless the Underwriters have granted their prior consent in writing.

3. The Corporation shall pay to the Underwriters a fee (the “Commission”) at the Time of Closing (as hereinafter defined) equal to 4.0% of the aggregate gross proceeds of the sale of Common Shares (or $0.2260 per Common Share) in consideration of the services to be rendered by the Underwriters in connection with such distribution, including, without limitation, acting as financial advisor to the Corporation in the preparation of documentation relating to the sale of the Offered Securities; assisting the Corporation in connection with the preparation and finalization of the Preliminary Prospectus (as hereinafter defined) and the Prospectus (as hereinafter defined) and any amendments thereto; performing administrative work in connection with these matters; and all other services arising out of this agreement (collectively, the “Underwriters’ Fee”).

4. The net proceeds from the Offering will be used by the Corporation to fund a portion of the purchase price related to the acquisition of Granite State Electric Company (“Granite State”) and EnergyNorth Natural Gas, Inc. (“EnergyNorth”) and for other general corporate purposes.

5. The Offered Securities will be offered for sale at an initial offering price not exceeding the price per security specified on the cover page of the Preliminary Prospectus, provided that after the Underwriters have made a reasonable effort to sell all of the Offered Securities at such price, the Underwriters may subsequently reduce the offering price of the Offered Securities from time to time in order to sell any of the Offered Securities remaining unsold. Each agreement of the Underwriters establishing a banking, selling or other group in respect of the distribution shall contain a similar covenant by each selling firm. Any such reduction in the offering price shall not affect the Purchase Price to be paid to the Corporation.

6. In this agreement, in addition to the terms defined above or elsewhere in this agreement, the following terms shall have the following meanings:

“Algonquin Companies” means those corporations set out on pages one to six of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Partnerships” means those partnerships set out on pages one to six of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Securities” means collectively, the securities (as such term is defined in the Securities Act (Ontario)) which are outstanding in each of the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

“Algonquin Trusts” means those trusts set out on pages one to six of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Annual Information Form” means the annual information form of the Corporation dated March 31, 2011;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Securities Commissions in the Qualifying Jurisdictions;

“Closing” means the completion of the purchase of the Offered Securities;

“Closing Date” means the date on which the purchase of the Offered Securities will be completed which is scheduled for October 27, 2011 or such later date as the Corporation and the Underwriters mutually agree, which, in any event, shall not be later than November 1, 2011;

“distribution” and “distribution to the public” have the meaning as those terms are defined in applicable securities legislation and the term “misrepresentation” has the meaning ascribed to it in applicable securities legislation;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Prospectus or Prospectus Amendment, including any other document prepared by the Corporation and filed with the Securities Commissions after the date of this agreement and before the completion of the distribution of the Offered Securities that is of a type that is required to be incorporated by reference in the Prospectus or Prospectus Amendment pursuant to National Instrument 44-101;

“Exchange” means the Toronto Stock Exchange;

“Jurisdictions” means, collectively, the Qualifying Jurisdictions and such other jurisdictions as may be agreed to by the Corporation and the Underwriters;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System of the Canadian Securities Administrators and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions and its related memorandum of understanding;

“Passport System Receipt” means a receipt issued by the Principal Regulator pursuant to the Passport System and which evidences the receipt by the Securities Commissions for the Preliminary Prospectus, the Prospectus or a Prospectus Amendment, as the case may be;

“Principal Regulator” means the Ontario Securities Commission as the principal regulator under the Passport System;

“Permits” means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

“Preliminary Prospectus” and “Prospectus” means the preliminary short form prospectus and the short form prospectus, respectively, including in each case any documents or information incorporated therein by reference filed or to be filed in the provinces of Canada where such filing is required in connection with the qualification for distribution of the Offered Securities (collectively, the “Qualifying Jurisdictions”) and “Prospectuses” means all of them;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Prospectus;

“Purchasers” means purchasers of Offered Securities;

“Securities Commissions” mean, collectively, the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions and any other applicable securities regulatory authority in each other Jurisdiction;

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;

“Time of Closing” means 8:00 a.m. (Toronto Time) on the Closing Date;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation the U.S. Securities Act and U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof.

Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus and the Annual Information Form unless the context requires otherwise.

Covenants of the Underwriters

7. Each Underwriter severally covenants with the Corporation that it shall:

(i)	conduct its activities in attempting to sell the Offered Securities in compliance with all relevant laws and regulatory requirements;

(ii)	not be liable to the Corporation under this paragraph 7 with respect to a default by another Underwriter;

(iii)	upon the Corporation obtaining a Passport System Receipt therefor from the Securities Commissions, deliver one copy of the Prospectus to each purchaser or prospective purchaser of Offered Securities;

(iv)	offer the Offered Securities for sale to the public and sell the Offered Securities only in those jurisdictions where they may lawfully be offered for sale; and

(v)	use reasonable best efforts (taking into account the respective interests of each of the Corporation and the Underwriters) to complete, and to cause members of their banking or selling group (if any) and agents to complete, the distribution of the Offered Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters’ opinion, the distribution of the Offered Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required by the securities regulatory authority of such jurisdiction.

The Underwriters will ensure that any person or persons appointed pursuant to paragraph 2 agree with the Underwriters to comply with the covenants and obligations of the Underwriters contained herein.

Rule 144A Sales in the United States

8. (a) For purposes of this agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

(i)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity, Directed Selling Efforts means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of an advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(ii)

“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity, Foreign Issuer means any issuer which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(iii)	“Qualified Institutional Buyer” has the meaning attributed thereto in Rule 144A;

(iv)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(v)	“Regulation M” means Regulation M adopted by the SEC under the U.S. Exchange Act;

(vi)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(vii)	“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

(viii)	“SEC” means the United States Securities and Exchange Commission;

(ix)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(x)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(xi)	“U.S. Person” means “U.S. person” as that term is defined in Rule 902(k) of Regulation S.

(b)	The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(i)	the Corporation is a Foreign Issuer which has, and at the commencement of the offering of the Offered Securities had, no Substantial U.S. Market Interest with respect to the Offered Securities;

(ii)

except with respect to Offered Securities offered or sold by the U.S. broker-dealer affiliate of the Underwriters for sale to Qualified Institutional Buyers in compliance with Rule 144A, during the period ending 40 days after the later of the commencement of the Offering and the Closing Date (the “distribution compliance period”), neither the Corporation nor any of its affiliates (as defined in Rule 405 under the U.S. Securities Act (“Rule 405”)), nor any person acting on its or their behalf, has made or will make any offer to sell, any solicitation of an offer to buy, or any sale of the Offered Securities within the United States or to, or for the account of or benefit of, U.S. Persons;

(iii)	neither the Corporation, nor any of its affiliates (as defined in Rule 405) nor any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that would cause the exemption from registration afforded by Rule 144A or the exemption from registration afforded by Regulation S to be unavailable for offers and sales of the Offered Securities offered pursuant to this agreement;

(iv)	during the period in which the Offered Securities are offered for sale, neither the Corporation, nor any of its affiliates (as defined in Rule 405) nor any person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M or was designed to or has constituted stabilization in violation of applicable laws or manipulation of the price of any security of the Corporation;

(v)	neither the Corporation, nor any of its affiliates (as defined in Rule 405) nor any person acting on its or their behalf has engaged or will engage in any form of “general solicitation” or “general advertising” (as those terms are defined in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(vi)	the Offered Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(vii)	so long as any Offered Securities which have been sold in the United States are outstanding and are “restricted shares” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation shall either:

(A)	furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act; or

(B)	file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or

(C)	in the event it is neither exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the U.S. Exchange Act, furnish to any holder of the Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Securities to effect resales under Rule 144A);

(viii)	the Corporation is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof in the manner described in the Prospectus, will not be an open-end investment company or unit investment trust registered, or required to be registered, or closed-end investment company required to be registered, but not registered, or face-amount certificate company that is or is required to be registered under the United States Investment Company Act of 1940, as amended;

(ix)	with the exception of any amounts paid hereunder to the Underwriters, neither the Corporation nor any of its affiliates (as defined in Rule 405), nor any person acting on its or their behalf, has paid or will pay any commission or other remuneration, directly or indirectly, for soliciting the sale of the Offered Securities;

(x)	none of the Corporation or any of its affiliates (as defined in Rule 405), nor any person acting on its or their behalf has, within the six-month period prior to the date hereof, offered or sold in the United States or to any U.S. Person any Common Shares or any security of the same class as the Common Shares; and

(xi)	no registration of the Offered Securities under the U.S. Securities Act will be required for the offer, sale and delivery of the Offered Securities by the Underwriters in the manner contemplated by this agreement.

(c)	The Underwriters severally but not jointly represent, warrant, covenant and agree to and with the Corporation that:

(i)	the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or resold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A (and in compliance with exemptions from registration under applicable state law). During the distribution compliance period, each Underwriter has not offered for sale or sold, and will not offer for sale or sell, any of the Offered Securities except in offshore transactions in accordance with Rule 903 of Regulation S to non-US. Persons or within the United States by its U.S. broker-dealer affiliate in accordance with Rule 144A (and in compliance with exemptions from registration under applicable state law) as provided in paragraphs (d) and (e) below. Accordingly, during the distribution compliance period, no Underwriter, nor its affiliates or any persons acting on its or their behalf (except to the extent that sales to Qualified Institutional Buyers in the United States are permitted) has made or will make any offer to sell or any solicitations of an offer to buy any or any sale of Offered Securities within the United States or to, or for the account of or benefit of, U.S. Persons;

(ii)	each Underwriter, at or prior to confirmation of sale of the Offered Securities (other than sales to Qualified Institutional Buyers in the United States pursuant to Rule 144A), it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Securities from it during the distribution compliance period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the U.S. Securities Act. Terms used above have the meaning given to them by Regulation S.”

(iii)	no Underwriter has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities or has taken or will take any action that would cause the exemption from registration afforded by Rule 144A or the exemption from registration afforded by Regulation S to be unavailable for offers and sales of the Offered Securities offered pursuant to this agreement;

(iv)	during the period in which the Offered Securities are offered for sale, no Underwriter has taken or will take any action that would constitute a violation of Regulation M or was designed to or has constituted stabilization in violation of applicable laws or manipulation of the price of any security of the Corporation;

(v)	each Underwriter has not and will not, either directly or through its U.S. broker-dealer affiliate, solicit offers for, or offer to sell, the Offered Securities in the United States by means or any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(vi)	each Underwriter has not offered nor will it offer for sale nor sell any of the Offered Securities except in accordance with all applicable United States state securities laws;

(vii)	each Underwriter has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. broker-dealer affiliate or with the prior written consent of the Corporation; and

(viii)	each Underwriter shall require its U.S. broker-dealer affiliate to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that its U.S. broker-dealer affiliate complies with, the provisions of clauses (i), (ii) and (iii) above as if such provisions applied to such affiliate.

(d)	Each of the Underwriters severally but not jointly agrees with the Corporation that:

(i)	all offers and sales of Offered Securities in the United States will be effected by its U.S. broker-dealer affiliate and in accordance with all applicable U.S. broker-dealer requirements;

(ii)	each of its U.S. broker-dealer affiliates offering or selling Offered Securities in the United States is an SEC registered broker-dealer;

(iii)	each Underwriter will solicit (and will cause its U.S. broker-dealer affiliate or the U.S. broker-dealer affiliate of another Underwriter to solicit) offers for the Offered Securities in the United States only from, and will offer the Offered Securities only to, persons that it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A; and

(iv)	each Underwriter will inform (and cause its U.S. broker-dealer affiliate to inform) each purchaser of the Offered Securities in the United States that the Offered Securities have not been and will not be registered under the U.S. Securities Act and that the Offered Securities are being sold to it without registration under the U.S. Securities Act in reliance on Rule 144A thereunder.

(e)	Each Underwriter agrees that:

(i)	it shall cause its U.S. broker-dealer affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in these paragraphs (d) and (e);

(ii)	at the Closing, each Underwriter who has sold Offered Securities in the U.S. will cause its U.S. broker-dealer affiliate to deliver a certificate, substantially in the form of Exhibit I to this agreement, relating to the manner of the offer and sale in the United States of the Offered Securities;

(iii)	the U.S. Placement Memorandum shall be substantially in the form provided to the Underwriters concurrently with the filing of the Preliminary Prospectus; and

(iv)	it will cause its U.S. broker-dealer affiliate to deliver (i) a copy of the preliminary U.S. Placement Memorandum together with the Preliminary Prospectus, to each offeree in the United States, and (ii) at or prior to confirmation of sale of the Offered Securities, a copy of the U.S. Placement Memorandum together with the Prospectus, to each purchaser.

Representations, Warranties and Covenants of the Corporation

9. The Corporation hereby represents, warrants and covenants to and with the Underwriters, that:

(i)	the Preliminary Prospectus, the Prospectus and any Supplementary Material (a) are true and correct in all material respects; (b) do not contain a misrepresentation; (c) comply in all material respects with the requirements of Applicable Securities Laws; and (d) the financial statements contained in the Preliminary Prospectus and Prospectus accurately reflect the financial position of the Corporation as at the date thereof and no material adverse change in the financial position of the Corporation has taken place since the date thereof except in the ordinary course of business;

(ii)	the Corporation has been duly organized as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Offered Securities, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities;

(iii)	the Corporation is, and will be, at the Time of Closing a reporting issuer not in default of any requirement under the securities laws, rules and regulations of the Qualifying Jurisdictions. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(iv)	the Corporation has prepared and will file the Preliminary Prospectus (in the English and French languages, as appropriate) under the applicable laws of Ontario (as principal jurisdiction) and the other Qualifying Jurisdictions and will obtain a Passport System Receipt therefor on or before October 13, 2011 and will also file such other related documents relating to the proposed distribution of the Offered Securities in each of the Qualifying Jurisdictions;

(v)	the Corporation (A) will satisfy any comments made by any Securities Commission on the Preliminary Prospectus, (B) will use its best efforts to obtain a Passport System Receipt for the (final) Prospectus as soon as possible and in any event no later than October 20, 2011 or such other date as may be agreed to by the Underwriters; and (C) subject to the foregoing, use its best efforts to take all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution or distribution to the public, as the case may be, in each Qualifying Jurisdiction;

(vi)	from the date of this agreement and thereafter and prior to the filing of the Preliminary Prospectus (both, in the English and the French languages), and thereafter prior to the Time of Closing, the Corporation shall allow the Underwriters to participate fully in the preparation of such documents and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfill the Underwriters’ obligations and in order to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters contained in such documentation;

(vii)	the Corporation is eligible in accordance with the provisions of National Instrument 44-101 – Short Form Prospectus Distributions to file a short form prospectus with the Securities Commissions at the respective times of filing and at all times subsequent to the filing thereof during the distribution of the Offered Securities, the Prospectuses, as amended, will comply with the requirements of the securities laws pursuant to which they have been filed and the respective rules and regulations thereunder and the Prospectuses and any Supplemental Material will provide full, true and plain disclosure of all material facts relating to the Corporation and its affiliates taken as a whole and to the Offered Securities as required by the securities laws of the provinces of Canada in which the Prospectuses have been filed and the Prospectuses will not contain any misrepresentation;

(viii)

the Corporation shall promptly inform the Underwriters in writing, during the period commencing on the date of this agreement and ending on the date which is the end of the period of distribution of the Offered Securities, of any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), any stability ratings, capital or ownership of the Corporation or its subsidiaries or any change in any matter covered by a statement contained in the Prospectuses, or any Supplementary Material, as they exist immediately prior to such change if such change is, or there is a reasonable possibility that such change may be, of such a nature as to render the Prospectuses or any Supplementary Material as it exists immediately prior to such change, misleading or untrue in any material respect or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdictions or which change would reasonably be expected to have a significant adverse effect on the market price or value of any securities of the Corporation;

(ix)	the Corporation shall, to the satisfaction of the Underwriters’ counsel in the Qualifying Jurisdictions, acting reasonably, promptly comply with all filing and other requirements under Canadian Securities Laws that arise as a result of a change referred to in the preceding paragraph (viii) and that are applicable to it. The Corporation shall in good faith first discuss with the Underwriters any change in circumstances (actual or proposed within the Corporation’s knowledge) which is of such a nature that there is a reasonable doubt whether notice needs to be given to the Underwriters pursuant to paragraph (viii) and, in any event, prior to making any filing referred to in this paragraph (ix). In addition, if, during the period of the distribution of the Offered Securities, there is any change in any applicable securities laws which results in a requirement to file Supplementary Material, the Corporation shall, to the satisfaction of the Underwriters’ counsel in the Qualifying Jurisdictions, acting reasonably, make any such filing required to be made by it as soon as possible;

(x)	the Corporation will deliver from time to time without charge to the Underwriters as many copies of the Prospectus (and in the event of an amendment to the Prospectus, copies of such amendment) as the Underwriters may request, acting reasonably, for the purposes contemplated hereunder and contemplated by the relevant securities laws and such delivery shall constitute the consent of the Corporation with respect to the Prospectus to use such documents in connection with the distribution or the distribution to the public, as the case may be, of the Offered Securities, subject to the provisions of all relevant Canadian Securities Laws. The delivery by the Corporation to the Underwriters of each of the Prospectuses and any Supplementary Material shall constitute the Corporation’s representation and warranty to the Underwriters and to the purchasers of the Offered Securities that all the information and statements contained in each such document, at the respective dates of delivery thereof, are true and correct in all material respects; that no material fact or information has been omitted therefrom and no other fact or information has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made; that each such document contained no misrepresentation and that such documents constitute full, true and plain disclosure of all material facts relating to the Corporation and its subsidiaries, taken as a whole, and to the Offered Securities as required by the Canadian Securities Laws;

(xi)

except as contemplated hereby and as previously publicly disclosed, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Offered Securities;

(xii)	the execution and delivery of this agreement, the fulfillment of the terms hereof and the issue, sale and delivery on the Closing Date of the Offered Securities do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents of the Corporation or any indenture, agreement or other instrument to which the Corporation is a party or by which the Corporation is contractually bound or any law or regulation binding upon the Corporation;

(xiii)	the Corporation will use its reasonable best efforts to cause the Offered Securities to be listed and posted for trading on the Exchange at the Time of Closing;

(xiv)	other than the exchangeable and convertible securities referred to in clause 9(xix) hereof and with the exception of any Common Shares issued under a dividend reinvestment plan or for purposes of directors’, officers’, or employee stock options, including employee stock purchase plan deduction, or to satisfy existing instruments, during the period commencing on the date of this agreement and ending on the date which is 90 days after the Closing Date, the Corporation shall not, without the prior written consent of Scotia and BMO, such consent not to be unreasonably withheld or delayed, directly or indirectly, issue, sell, agree or offer or announce an intention to sell, grant any option for the sale of, or otherwise dispose of, any Common Shares or any security convertible into Common Shares or publicly announce any intention to do so;

(xv)	the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Offered Securities;

(xvi)	the Corporation (i) has been duly incorporated under the Canada Business Corporations Act and is and will be at the Time of Closing up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to execute and deliver and perform its obligations under this agreement and to carry out the provisions of this agreement and to invest the funds of the Corporation in accordance with the Prospectus, as amended; and (iii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(xvii)	CIBC Mellon Trust Company (the “Transfer Agent”), at its principal offices in the City of Toronto, is the duly appointed registrar and transfer agent of the Common Shares;

(xviii)	except as previously disclosed in writing to the Underwriters or their counsel or publicly disclosed, the Corporation, and to the best of the knowledge of the Corporation, after due inquiry, each of the Algonquin Partnerships and Algonquin Trusts, respectively: (A) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on; and (B) holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and, except as disclosed in the Prospectus, as amended, none of the same contains any term, provision, condition or limitation which has or may have a materially adverse effect on the operation of its business as now carried on or as proposed to be carried on;

(xix)	the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist, of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (“Preferred Shares”) of which, 119,217,795 Common Shares and no Preferred Shares are validly issued and outstanding as fully paid and non-assessable as of the date hereof and at the Time of Closing, assuming no conversion of Series 2A Debentures or Series 3 Debentures of the Corporation outstanding and no exchange of the 27,101,131 subscription receipts held by Emera Incorporated that are exchangeable on a one-for-one basis for Common Shares and no exercise of the Over-Allotment Option, 134,317,795 Common Shares will be validly issued and outstanding as fully paid and non-assessable;

(xx)	the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Offered Securities at the Time of Closing do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of any indenture, agreement or instrument to which the Corporation is a party or by which the Corporation will be contractually bound at the Time of Closing; or

(B)	any laws of Canada or the Province of Ontario or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation;

(xxi)	the execution and delivery of this agreement by the Corporation and the fulfillment of the terms hereof by the Corporation, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of its articles, by-laws or resolutions of its shareholders or directors (or any committee thereof); or

(B)	any laws of any jurisdiction in which any of it or its affiliates carries on business or owns any assets or any judgment, order or decree of any governmental body, agency or court having jurisdiction over it and the affiliate;

(xxii)	there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively) or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect either the Corporation or the condition (financial or otherwise) of the Corporation or which questions the validity of the issuance of the Offered Securities or of any action taken or to be taken by the Corporation pursuant to or in connection with this agreement;

(xxiii)	prior to the Time of Closing, each of the Algonquin Companies is a corporation duly incorporated and organized and validly existing under its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets required such qualification, and has, or will have at the Time of Closing, all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets;

(xxiv)	the Corporation is in compliance with all covenants under, and no material default on the part of the Corporation exists under, or as a result of any of the transactions described in the Prospectus, which in any case significantly adversely affects, or would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities, or would reasonably be expected to have a significant adverse effect on the market price or value of the issued and outstanding Common Shares;

(xxv)	the audited consolidated balance sheets of the Corporation as at December 31, 2010 and 2009 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with Canadian generally accepted accounting principles consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxvi)	the interim financial statements of the Corporation for the six months ended June 30, 2011, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxvii)	the audited consolidated balance sheets of Granite State as at March 31, 2011 and 2010 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxviii)	the interim financial statements of Granite State for the quarters ended June 30, 2011 and 2010 and March 31, 2011 and 2010, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxix)	the audited consolidated balance sheets of EnergyNorth as at March 31, 2011 and 2010 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxx)	the interim financial statements of EnergyNorth for the quarters ended June 30, 2011 and 2010 and March 31, 2011 and 2010, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxxi)	other than as disclosed to the Underwriters or as set forth in the Prospectus or any Supplementary Material, pursuant to indemnities granted in favour of the directors and officers of Corporation and/or entities affiliated with the Corporation or pursuant to guarantees and indemnities granted in favour of the Corporation or entities affiliated with the Corporation or guarantees or indemnities granted in connection with acquisitions of assets by the Corporation or its subsidiary entities, the senior secured debt facility obtained by Algonquin Power Co. and, except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies nor the Algonquin Trusts and to the best of the knowledge of the Corporation, after due inquiry, the Algonquin Partnerships: (A) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; nor (B) are they subject to any such agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(xxxii)	except as disclosed in the Prospectus or herein, except for Emera Incorporated’s rights with respect to the Calpeco assets, the acquisitions by the Corporation of Granite State and EnergyNorth, and the transfer by First Wind Holdings LLC of the wind energy projects (A) the Corporation or the affiliate of the Corporation disclosed in the Prospectus, is the registered and beneficial holder of the Algonquin Securities in each case free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever; and, (B) except as disclosed in or contemplated by the Prospectus or herein, no person or other entity will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from the Corporation all or any of the Algonquin Securities;

(xxxiii)	each of the Algonquin Partnerships and Algonquin Trusts is a partnership or trust, whichever the case may be, duly formed, organized and validly existing under its governing jurisdiction;

(xxxiv)	to the best of the knowledge of the Corporation, after due inquiry, each of the Algonquin Partnerships and Algonquin Trusts, respectively, has made all registrations or filings required by applicable laws to create or maintain its status as a partnership or trust, whichever the case may be;

(xxxv)	except as previously disclosed in writing to the Underwriters or their counsel or publicly disclosed, to the best of the knowledge of the Corporation, after due inquiry, each facility and project in which the Corporation has an economic interest as described in the Prospectus (the “Facilities”) is in possession of all material Permits required under existing law for the construction and/or operation of the facility and each Permit has been obtained, is in full force and effect and to their knowledge does not require amendment;

(xxxvi)	to the best of the knowledge of the Corporation, after due inquiry, except as disclosed in the Prospectus, each of the parties identified in the Prospectus as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as described in the Prospectus;

(xxxvii)	to the best of the knowledge of the Corporation, after due inquiry, except as disclosed in the Prospectus, any and all agreements pursuant to which the Corporation, the Algonquin Partnerships and the Algonquin Trusts hold direct or indirect interests in the Facilities are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (subject to usual qualifications on enforceability), such parties are not in material default of any of the provisions of any such agreements nor has any such default been alleged and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, all leases pursuant to which such parties derive their interest in such assets are in good standing and there has been no material default under any such leases and all realty or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(xxxviii)	in each case, except as disclosed in writing to the Underwriters and their counsel or publicly disclosed, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with good and prudent practice in the independent power production industry, with reasonable deductibles; and, to the best of their knowledge such Facilities were constructed in accordance with their plans and specifications and all building permits properly issued therefor and in compliance with all applicable building and zoning by-laws; and, to the best of their knowledge: there are no material defects in such Facilities; and there are no outstanding work orders or deficiency notices of a material nature relating to such Facilities or to the best of their knowledge with respect to the Facilities to be acquired from or required by any governmental, federal, provincial or municipal authority including, without limitation, any work orders or notices alleging violation of any environmental, health or safety statute or regulation or, to the best of their knowledge any matters under discussion with any such authorities relating to such matters; and, to the best of the knowledge of the Corporation, after due inquiry, such Facilities and all electric generating equipment and chattels required for the effective operation of such Facilities, are in good operating condition and are in a state of good repair and maintenance;

(xxxix)	there has not been any reportable event (within National Instrument 51102 – Continuous Disclosure Obligations) with the auditors of the Corporation; and

(x1)	if declared by the board of directors of the Corporation, cash dividends in the amount of $0.07 per Common Share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on or about January 16, 2012 for which the record date is on or about December 30, 2011.

Conditions of Closing

10. The purchase and sale of the Offered Securities and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d), (e), (g) and (g) may be waived in writing in whole or in part by the Underwriters:

(a)	the Corporation will have made or obtained the necessary filings, approvals, consents and acceptances of the appropriate Securities Commissions and stock exchanges required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)	the directors of the Corporation shall have authorized and approved this agreement, the issuance of the Offered Securities, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)	it shall be the case that, and the Corporation will deliver to the Underwriters a certificate and covenant of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) addressed to the Underwriters and dated the Closing Date in form satisfactory to their counsel, Cassels Brock & Blackwell LLP, certifying that:

(i)	except as otherwise publicly disclosed, the Prospectuses are true and correct in all material respects and contain no misrepresentation;

(ii)	except as otherwise publicly disclosed, no material adverse change in the assets, liabilities, financial position or business of the Corporation has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or is pending since the date of the Prospectuses;

(iii)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or the trading of any of the Corporation’s issued securities has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)	the Corporation is a “reporting issuer” not in default of any requirement under the securities laws or regulations of each of the Qualifying Jurisdictions, is eligible in accordance with the provisions of National Instrument 44-101 – Short Form Prospectus Distributions to file a short form prospectus with the Securities Commissions at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other securities laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(v)	it has complied with all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vi)	each of its representations and warranties contained herein are true and correct as of the Time of Closing; and

(vii)	such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may request, acting reasonably.

(d)	the Corporation will have caused favorable legal opinions to be delivered by its counsel, Blake, Cassels & Graydon LLP, dated the Closing Date addressed to the Underwriters and its counsel, Cassels Brock & Blackwell LLP, with respect to those matters identified in Schedule “B” hereto and as to such other matters as the Underwriters may reasonably request, acceptable to the Underwriters’ counsel, Cassels Brock & Blackwell LLP, acting reasonably;

(e)	if there are sales of Offered Securities in the United States and provided that the Underwriters have delivered the certificates regarding compliance with Rule 144A requirements in the form of Exhibit I attached hereto, the Underwriters shall have received a favourable legal opinion from the Corporation’s United States counsel, in form and substance satisfactory to the Underwriters and the Underwriters’ counsel as to such matters as may be required by them, acting reasonably, including that the sale by the Underwriters of the Offered Securities is exempt from the registration requirements of section 5 of the U.S. Securities Act by virtue of Rule 144A thereof;

(f)

the Corporation will deliver to the Underwriters a favourable legal opinion from its in-house or external legal counsel addressed to the Underwriters and their counsel, Cassels Brock & Blackwell LLP, and dated the Closing Date in form satisfactory to Cassels Brock & Blackwell LLP that, or, with the consent of the Underwriters, a certificate of the Corporation, signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) and addressed to the Underwriters and dated the Closing Date in form satisfactory to Cassels Brock & Blackwell LLP certifying that with respect to (A) each of Liberty Utilities (Canada) Corp., Liberty Utilities Co., Liberty Energy Utilities

Co., Liberty Water Co., Algonquin Holdco Inc., Algonquin Power Fund (Canada) Inc., Algonquin Power Fund (America) Inc., Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust (collectively, the “Algonquin Entities”), subject to any recording of a pledge thereof pursuant to the security relating to the APCo Senior Credit Facility, each of the parties identified in the Prospectus as holding title to the Algonquin Securities of the Algonquin Entities at the Time of Closing is, in the case of Algonquin Securities which are shares, shown in the shareholders’ register of such company as the registered holder thereof, and, in the case of the Algonquin Securities which are unitholder interests in a trust, shown in the trusts’ register of such trust as the registered unitholder thereof, and (B) each of Liberty Utilities (Canada) Corp., Liberty Utilities Co., Liberty Energy Utilities Co., Liberty Water Co. and Algonquin Power Fund (America) Inc. is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets; and

(g)	the Offered Securities shall have been conditionally approved for listing and posting for trading on the Exchange subject to the satisfaction by the Corporation of the filing and other requirements of such Exchange.

11. The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Time of Closing will also be addressed to Purchasers.

Additional Documents upon Filing of Prospectus

12. The Corporation shall cause to be delivered to the Underwriters on the Closing Date and concurrently with the filing of the Prospectus or any amendments thereto, as is applicable:

(i)	a comfort letter from KPMG LLP, Toronto, Ontario, the auditors of the Corporation, dated the date of the Prospectus and each amendment thereto, as the case may be, with a cut off date for investigation not more than two business days prior to the date of the comfort letter, and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to the Corporation contained in the Prospectus or such amendment, as the case may be, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities;

(ii)

an opinion of KPMG LLP, Toronto, Ontario, the auditors of the Corporation and an opinion of PricewaterhouseCoopers LLP, the auditors of EnergyNorth and Granite State, dated the date of the Prospectus and each amendment thereto, as the case may be, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the financial statements and notes thereto of the Corporation, EnergyNorth Natural Gas, Inc and Granite State, respectively, and the related auditors’ report contained in the Prospectus or such amendment, as the case may be, and the French language version of financial information contained in the Prospectus or such amendment, as the case may be, which is derived from such consolidated financial statements and notes thereto (collectively, the “Financial Information”) is, in all material respects, a complete and accurate translation of the English language version thereof;

(iii)	an opinion of counsel for the Corporation in the Province of Quebec, acceptable to the Underwriters, acting reasonably, dated the date of the Prospectus and each amendment thereto, as the case may be, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Prospectus or such amendment, as the case may be, the French language version of the Prospectus or such amendment, as the case may be, is, in all material respects, a complete and accurate translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

(iv)	promptly after the same become available, but in any event not later than 4:00 p.m., Toronto time, on the day that is one day following the day on which the Passport System Receipt for the Prospectus is issued by the Qualifying Jurisdictions, in Montreal and Toronto and in such other cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Prospectus and any amendments thereto, if applicable, as the Underwriters may reasonably request.

13. In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the filing of the Prospectuses, as the Underwriters may reasonably require.

Closing

14. The purchase of the Offered Securities (the “Closing”) will be completed at the offices of counsel to the Corporation, Blake, Cassels & Graydon LLP, at 40th Floor, Commerce Court West, Toronto, Ontario, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to closing set forth under “Conditions of Closing” by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under “Indemnity and Contribution” and “Expenses”.

15. At the Time of Closing, the Corporation shall deliver to the Underwriters:

(i)	a certificate representing the Offered Securities against payment to the Corporation, or as the Corporation may otherwise direct to the Underwriters in writing not less than 48 hours prior to the Time of Closing, of the Purchase Price net of the Underwriters’ Fee by wire transfer;

(ii)	the requisite legal opinions and certificate(s) as contemplated above; and

(iii)	such further documentation as may be contemplated herein.

16. All terms and conditions of this offer set forth under “Conditions of Closing” shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Offered Securities by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Indemnity and Contribution

17. The Corporation shall protect and indemnify the Underwriters and the Underwriters’ directors, officers, agents and employees (the “Indemnified Parties”) from and against all losses (other than losses of profit in connection with the distribution of the Offered Securities), claims, costs, damages and liabilities upon the terms of the indemnity attached as Schedule “A”, whether or not the transactions herein contemplated shall be completed.

Termination Rights

18. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on the Underwriter’s part, except as otherwise expressly noted herein to the contrary, its obligations under this agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date:

(i)	any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Common Shares is made, or any proceeding is announced or commenced or threatened for the making of any such order, by any Securities Commission, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

if an inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, announced or threatened or any order is made by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency in Canada or the United States, including without limitation, the Exchange, or any securities commission, stock exchange or other regulatory authority having jurisdiction over the affairs and business of the Corporation, or if any change of law or the interpretation or administration thereof should occur, which, in the reasonable opinion of the Underwriter, operates to or would prevent, suspend or restrict the distribution of, trading in, or marketability of, the Common Shares;

(iii)	if there should occur or be discovered any change as is completed by paragraph 9(viii) or any information regarding the Corporation which was not publicly disclosed as of the date of this agreement is disclosed, which, in the reasonable opinion of the Underwriter, would be expected to have a significant adverse effect on the market price or value or profitable marketability of the Common Shares or other securities of the Company;

(iv)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which, in the opinion of the Underwriter, would affect seriously and adversely, or may affect seriously and adversely, the financial markets or the business of the Corporation and its subsidiaries taken as a whole; or

(v)	the Underwriters shall become aware of any material adverse information or fact with respect to the Corporation or the Corporation’s subsidiaries which had not been publicly disclosed prior to the date of this agreement, which in the Underwriter’s opinion, acting reasonably, would seriously adversely affect the value or market price of the Common Shares or other securities of the Corporation.

The Underwriters shall notify the Corporation immediately of their knowledge of the existence of any of the circumstances set forth in this Section 18 (any such notice, a “Termination Condition Existence Notice”). If the Underwriters wish to exercise their termination rights under this Section 18, the Underwriters shall notify the Corporation of such termination within 48 hours after providing the Termination Condition Existence Notice, failing which the Underwriters will be deemed to have waived its right to rely on the circumstances set forth in the Termination Condition Existence Notice to terminate this agreement.

19. The Corporation shall make reasonable efforts to give notice to the Underwriters (in writing or by other means) of the occurrence of any of the events referred to in clause (i), (ii) or (iii) of paragraph 18, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time through to the Time of Closing.

20. The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this agreement.

21. The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon the Underwriters any such waiver or extension must be in writing and notified to the Corporation in the manner set forth in paragraph 26.

Expenses

22. Whether or not the transactions herein contemplated shall be completed, the Corporation shall pay or cause to be paid all reasonable expenses in connection with the authorization, issue, delivery and sale of the Offered Securities and of or incidental to all other matters in connection with the transactions herein set out including, without limitation, (i) expenses payable in connection with the qualification of the Offered Securities for sale (including filing fees payable to securities regulatory authorities), (ii) the fees and expenses of the Corporation’s counsel, (iii) all costs incurred in connection with the preparation of the translation, printing and delivery of the Preliminary Prospectus, the Prospectus, and any Supplemental Material, including commercial copies thereof, of the definitive certificate(s) representing the Offered Securities, and (iv) any stock exchange listing fees. The fees and disbursements of legal counsel for the Underwriters and Underwriters’ out-of-pocket expenses shall be borne by the Underwriters, except that the Underwriters shall be reimbursed by the Corporation for all of the fees, disbursements and expenses incurred by the Underwriters, including legal expenses, to the extent they are reasonable, if the Closing does not occur due to any failure of the Corporation to comply with the terms of this agreement or the Engagement Letter (as hereinafter defined). The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

Authority of Scotia Capital Inc.

23. Except in respect of matters for which this agreement expressly requires that each of Scotia and BMO must act, all steps which must or may be taken by the Underwriters in connection with this agreement may be taken by Scotia on the Underwriters’ behalf and the acceptance of this offer by the Corporation shall constitute the Corporation’s authority for accepting notification of any such steps from Scotia.

Underwriter’s Purchase Entitlement

24. The Underwriters’ entitlement to purchase the Offered Securities at the Closing shall be several and not joint and the Underwriters’ respective entitlement in this respect shall be as to the following percentages of the amount of the Offered Securities to be purchased at that time:

Scotia Capital Inc.(1)	21.0%
BMO Nesbitt Burns Inc.(1)	21.0%
CIBC World Markets Inc.	10.0%
National Bank Financial Inc.	10.0%
TD Securities Inc.	10.0%
Macquarie Capital Markets Canada Ltd.	10.0%
RBC Dominion Securities Inc.	5.0%
Canaccord Genuity Corp.	5.0%
Desjardins Securities Inc.	5.0%
Stifel Nicolaus Canada Inc.	1.0%
Mackie Research Capital Corporation	1.0%
Cormark Securities Inc.	1.0%
TOTAL	100.0%

[1]	Co-Bookrunners; work fee to be split 50% to Scotia Capital Inc. and 50% to BMO Nesbitt Burns Inc.

If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Offered Securities at the Time of Closing, the other Underwriter or Underwriters shall have the right, but shall not be obligated, to purchase on a pro-rata basis all, but not less than all, of the Offered Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Time of Closing. Nothing in this paragraph 24 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Offered Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation.

Over-Allotment Option

25. For the sole purpose of covering the Underwriter’s over-allotment position, the Corporation hereby grants to the Underwriters the Over-Allotment Option to purchase at their-sole discretion up to 2,265,000 Option Shares to be offered and sold as contemplated hereunder.

The Over-Allotment Option is exercisable in whole or in part at any time for a period of 30 days from and including the Closing Time at a price of $5.65 per Option Share, having an aggregate purchase price of $12,797,250 (assuming the Over-Allotment Option is exercised in full), which is payable at the date of closing of the Over-Allotment Option (the “Over-Allotment Closing Date”). The Underwriters will be paid a fee (the “Over-Allotment Fee”) equal to $0.2260 for each Option Share purchased on exercise of the Over-Allotment Option. Scotia, on behalf of the Underwriters, may exercise the Over-Allotment Option in whole or in part during the currency thereof by delivering written notice to the Corporation, specifying the aggregate number of Option Shares the Underwriters wish to purchase, which notice shall be delivered at least 48 hours prior to the date of the Over-Allotment Closing (or such earlier time as the Corporation and Scotia, on behalf of the Underwriters, may agree). If the Underwriters exercise the Over-Allotment Option as aforesaid, the Underwriters shall, at the Over-Allotment Closing, pay to the Corporation, the purchase price for the Option Shares sold by each against delivery to Scotia, on behalf of the Underwriters, of: (i) certificates in definitive form evidencing the Option Shares to be purchased by the Underwriters from the Corporation registered as directed by Scotia, on behalf of the Underwriters; and (ii) payment by the Corporation to Scotia, on behalf of the Underwriters, of the Over-Allotment Fee relating to the Option Shares. Notwithstanding the foregoing, in all other respects, the applicable terms, conditions and provisions of this agreement shall apply to the Over-Allotment Closing and the Option Shares. The time of closing of the Over-Allotment Option (the “Over-Allotment Closing Time”) will be at 8:00 a.m. (Toronto time) on the Over-Allotment Closing Date, or such other time as the Corporation and Underwriters may agree.

Notice

26. Any notice or other communication to be given hereunder shall be addressed and sent as follows:

If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario L6H 7H7

Attention:	Mr. Ian E. Robertson
Telecopy:	(905) 465-4540

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Suite 4000
Commerce Court West
Toronto, Ontario M5L 1A9

Attention:	Mr. R. Kenneth S. Pearce
Telecopy:	(416) 863-2653

If to the Underwriters to:

Scotia Capital Inc. and BMO Nesbitt Burns Inc. addressed and sent to:

Scotia Capital Inc.
40 King Street West
66th Floor, Scotia Plaza
Toronto, ON M5W 2X6

Attention:	Mr. Thomas I. Kurfurst
Telecopy:	(416) 863-7117

BMO Nesbitt Burns Inc.
100 King Street West
4th Floor,
Toronto, ON M5X 1H3

Attention:	Mr. James A. Tower
Telecopy:	(416) 359-5183

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP
Scotia Plaza
40 King Street West, Suite 2100
Toronto, Ontario M5H 3C2

Attention:	Mr. Norman F. Findlay
Telecopy:	(416) 360-8877

or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy, and shall be deemed to have been received, if given by telecopy, on the date of sending if a business day and if not on the next business day and, if given by courier service, on the next business day following the sending thereof.

Severability

27. If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

Governing Law

28. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein and the parties hereby agree to submit to the jurisdiction of the Courts of Ontario in connection with any disputes arising hereunder.

Time of the Essence

29. Time shall be of the essence of this agreement.

Survival of Warranties, Representations, Covenants and Agreements

30. All warranties, representations, covenants and agreements of the Corporation and the Underwriters contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Securities from the Corporation and shall continue in full force and effect for a period of three years notwithstanding any subsequent disposition by such Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigations which the Underwriters may undertake.

Acceptance

31. If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this agreement to Scotia and BMO.

32. All of the terms and conditions contained in this agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Closing Time will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in paragraph 17 hereof and the payment of expenses referred to in paragraph 22 hereof.

No Advisory or Fiduciary Relationship

33. The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Securities pursuant to this agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

Entire Agreement

34. This agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, including, for greater certainty, the engagement letter (the “Engagement Letter”) dated October 6, 2011 between the Corporation, Scotia and BMO Capital Markets, on behalf of the Underwriters, and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

[remainder of page intentionally left blank]

Yours very truly,

SCOTIA CAPITAL INC.

By:	(Signed) THOMAS KURFURST
Managing Director, Investment Banking

BMO NESBITT BURNS INC.

By:	(Signed) JAMES A. TOWER
Managing Director, Investment Banking

CIBC WORLD MARKETS INC.

By:	(Signed) DAVID H. WILLIAMS
Managing Director, Group Head Power and Utilities Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	(Signed) IAIN WATSON
Managing Director

TD SECURITIES INC.

By:	(Signed) JOHN KROEKER
Vice-President & Director

MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	(Signed) PAUL HUEBENER
Managing Director, Infrastructure

By:	(Signed) HEATHER ROSENBERG
Vice-President

RBC DOMINION SECURITIES INC.

By:	(Signed) ROBERT NICHOLSON
Managing Director,
Canadian Power & Utilities

CANACCORD GENUITY CORP.

By:	(Signed) ALAN POLAK
Managing Director, Investment Banking

DESJARDINS SECURITIES INC.

By:	(Signed) KEN MANGET
Managing Director & Co-Head of Investment Banking

STIFEL NICOLAUS CANADA INC.

By:	(Signed) DANIEL PHAURE
Managing Director

MACKIE RESEARCH CAPITAL CORPORATION

By:	(Signed) MICHAEL DENNY
Managing Director, Investment Banking

CORMARK SECURITIES INC.

By:	(Signed) MARC MURNAGHAN
Managing Director & Co-Head of Investment Banking

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to.

DATED as of the 13th day of October, 2011.

ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) DAVID BRONICHESKI
David Bronicheski

By:	(signed) IAN ROBERTSON
Ian Robertson

Schedule “A”

INDEMNIFICATION

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. (the “Indemnitor”) hereby agrees to indemnify and save harmless Scotia Capital Inc., BMO Capital Markets, CIBC World Markets Inc., National Bank Financial Inc., TD Securities Inc., Macquarie Capital Markets Canada Ltd., RBC Dominion Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Stifel Nicolaus Canada Inc., Mackie Research Capital Corporation and Cormark Securities Inc. and/or any of their subsidiary or affiliated companies (which shall include, without limitation, the U.S. Dealers) (hereinafter referred to as the “Underwriters”) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement (except any statement relating solely to any of the Underwriters) contained in the attached letter of agreement (the “Agreement”), the Preliminary Prospectus, the Prospectus, any Supplemental Material, including the Documents Incorporated by Reference, or any Prospectus Amendments (as such terms are defined in the Agreement) thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)	any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplemental Material, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any fact (except facts relating solely to any of the Underwriters), whether material or not, regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters) in the Prospectuses, including the Documents Incorporated by Reference, or any Prospectus

Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Offered Securities in any of the Qualifying Jurisdictions (as such term is defined in the Agreement) or the United States;

(iv)	the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under the Agreement.

This indemnity shall cease to be available to an Underwriter, if (i) a court of competent jurisdiction in a final judgment in which such Underwriter is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, gross negligence or willful misconduct of the Underwriter; or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Offered Securities to such person, and (y) if the Prospectus (as so amended or supplemented) delivered to the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Underwriter shall reimburse any funds advanced by the Corporation to the Underwriter pursuant to the indemnification contained in this Schedule “A” in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 1 of this Schedule “A” is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the “Indemnifier”) and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Offered Securities; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 1 of this Schedule “A” which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to paragraph 3 of this Schedule “A”)) received by the Corporation from the issue and sale of the Offered Securities bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 1 of this Schedule “A” which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 1 of this Schedule “A”. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 2 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 2(a) of this Schedule “A”, and

(ii)	the amount of the fee actually received by the Underwriters from the Corporation under the Agreement.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subparagraph 1(b) of this Schedule “A” shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule “A”, the Underwriters are contracting on their own behalf and as agents for their affiliates and for their affiliates’ directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule “A” with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters’ respective obligations to contribute pursuant to this paragraph 2 are several in proportion to the percentages set forth opposite their names in paragraph 24 of the Agreement and not joint.

3.	Severability

If any provision of paragraph 1 or 2 of this Schedule “A” is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

Schedule “B”

OPINION MATTERS

(a)	the Corporation is a corporation existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this agreement;

(b)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Prospectus and the filing thereof with the Securities Commissions;

(c)	the form and terms of the definitive certificates representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the Canada Business Corporations Act and the rules and by-laws of the Exchange;

(d)	upon payment of the purchase price the Common Shares will be duly and validly issued as fully paid and non-assessable Common Shares of the Corporation;

(e)	each of Algonquin Holdco Inc. and Algonquin Power Fund (Canada) Inc. is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets;

(f)	this agreement has been executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation, as applicable, enforceable against the Corporation, in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

(g)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares of which, as at —, 2011, — Common Shares and no Preferred Shares have been validly issued and are fully paid and non-assessable;

(h)	each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust, respectively:

(i)	is a trust duly formed, organized and validly existing under its governing jurisdiction;

(ii)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(iii)	has the full power and capacity to carry on its business;

(i)	that the Common Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account. Provided that the holder of a tax-free savings account or, pursuant to certain proposed amendments to the Tax Act to be effect after March 22, 2011 (the “RRSP/RRIF Proposals”), the annuitant under a registered retirement savings plan or registered retirement income fund does not hold a significant interest in the Corporation or any person or partnership that does not deal at arm’s length with the Corporation for purposes of the Tax Act, and provided that such holder or annuitant deals at arm’s length with the Corporation for purposes of the Tax Act, the Common Shares will not be a prohibited investment for a trust governed by such tax-free savings account, registered retirement savings plan or registered retirement income fund;

(j)	all necessary action has been taken by the Corporation to authorize the execution and delivery by it of the agreement and the performance of its obligations hereunder, and the agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, with the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

(k)	the attributes and characteristics of the Offered Securities conform in all material respects with the statements relating thereto contained in the Prospectus;

(1)	the Transfer Agent, at is principal offices in the City of Toronto, has been duly appointed as transfer agent and registrar for the Common Shares;

(m)	all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions to qualify the issuance and sale of the Offered Securities to the public in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(n)	the Offered Securities will be listed and posted for trading on the Exchange subject only to the satisfaction of the Exchange’s requirements set out in its listing approval letter; and

(o)	the execution and delivery of the agreement by the Corporation, the fulfillment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Offered Securities at the Time of Closing do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation; or

(ii)	any federal laws of Canada or the Province of Ontario.

In connection with such opinions, counsel to the Corporation may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Cassels Brock & Blackwell LLP, acting reasonably, as to the qualification for distribution of the Offered Securities and as to other matters governed by the laws of jurisdictions other than the Province of Ontario in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.

Exhibit I

Underwriter’s Certificate

In connection with the offering in the United States of common shares (the “Common Shares”) of Algonquin Power & Utilities Corp. (the “Corporation”) pursuant to that certain underwriting agreement dated October [13,] 2011 between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), we, the undersigned, on our behalf and on behalf of our U.S. broker-dealer affiliate, do hereby certify as follows:

1.	we had reasonable grounds to believe and did believe that each U.S. person purchasing Offered Securities from us through our U.S. broker-dealer affiliate was a qualified institutional buyer (as defined in Rule 144A) and, on the date hereof, we continue to believe that each such U.S. person is a qualified institutional buyer;

2.	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D) was used by us or our U.S. broker-dealer affiliate, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Securities in the United States or to U.S. Persons; and

3.	the offering of the Common Shares in the United States has been conducted by us through our U.S. broker-dealer affiliate in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined herein, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated this      day of             , 2011

[Underwriter]

By:
Name:
Title:

[U.S. Broker-Dealer Affiliate]

By:
Name:
Title: